For immediate release        Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. ANNOUNCES
FIRST QUARTER RELEASE DATE

TORONTO, April 5, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its first quarter 2005 earnings before the market opens on Tuesday, May 3, 2005, to be followed by a conference call at 1:30 p.m. Eastern Time.

Investors are invited to access the call by dialing 416-405-9328 or 1-800-387-6216. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on May 3, 2005 through to May 10, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3147803.

A live audio webcast of this conference call will be available via FHR's investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

FHR’s annual and special meeting of shareholders will also be held on May 3, 2005 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 46 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Savoy, A Fairmont Hotel. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place.

Contact:	Denise Achonu
Executive Director Investor Relations
Tel: 1-866-627-0642
Email: investor@fairmont.com
Website: www.fairmont.com